

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 1, 2010

Mr. Frank Neukomm
Chief Executive Officer
American Security Resources Corporation
19 Briar Hollow Lane, Suite 125
Houston, Texas 77027

> **Re: American Security Resources Corporation**
> **Form 8-K for Item 4.01**
> **Filed January 19, 2010**
> **Amended January 28, 2010**
> **File No. 000-28419**

Dear Mr. Neukomm:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief